Exhibit 99.1

IHS Towers Publishes 2025 Sustainability Report

May 26, 2026, London: IHS Holding Limited (NYSE: IHS) (“IHS Towers”) group, one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, has today published its 2025 Sustainability Report.

The report covers sustainability activities from January 1, 2025 to December 31, 2025 and demonstrates IHS Towers’ continued commitment to its stakeholders, including, but not limited to, its employees, customers, suppliers, local communities, regulators, governments and shareholders.

IHS Towers’ vision is to help create a connected world, where mobile connectivity promotes continued economic growth and social development. The communications infrastructure it provides is vital to enabling that connectivity.

In 2025, IHS Towers continued to advance its four-pillar sustainability strategy – focusing on ethics and governance, environment and climate change, education and economic growth, our people and communities – as detailed in this report.

Sam Darwish, Chairman & CEO, IHS Towers, commented, “At IHS Towers, we remain committed to advancing digital inclusion and delivering meaningful impact through our four sustainability pillars. We believe mobile connectivity has the power to unlock significant social value, and we recognize the critical role it plays in expanding access to education and economic opportunity.

Our 2025 Sustainability Report highlights this impact, showcasing our community-focused initiatives across Africa and Latin America. We are proud of the long-term value we continue to create for our stakeholders and are pleased to share the progress we are making across key HSSE priorities, our Carbon Reduction Roadmap, and the $45 million we have invested in our communities since 2017.”

2025 Sustainability Report Highlights

As of and for the year ended December 31, 2025, we reported environmental, social and governance (“ESG”) related progress including:

Environment

•	Carbon Reduction Roadmap:

o	Reduced our Scope 1 and Scope 2 kilowatt-hour emissions intensity by approximately 21.4%, compared with our 2021 baseline emissions data[1]

1 Scope 1 and Scope 2 emissions and emissions intensity for 2021 have been recalculated to account for IHS Towers’ sale of IHS Kuwait in 2024.

•	Commenced the planting of over 25,000 seedlings across nine hectares in Brazil’s Amazon region in collaboration with the Institute of Conservation and Sustainable Development of the Amazon (Idesam)

•	Partnered with the Federal Capital Territory Administration in Nigeria to promote the adoption of clean cooking gas through the 'Project Breathe Clean Air-Abuja’ and provide 5,000 households with LPG cylinders and cookers

•	Continued an initiative in Nigeria to install solar-powered streetlights, donating 700 units of streetlights across communities nationwide

•	Launched a pilot project with ApiFusion at two rural tower sites to promote sustainable beekeeping and community empowerment

Social

•	Reported no recordable work-related injuries or fatalities among IHS employees

•	29% of our employees were female, an increase from 27% in 2024, and 71% were male

•	Employees completed 13 hours of training on average on the IHS Academy

•	Spent $8.2 million on community-focused sustainability initiatives, bringing the total investment in our local communities to $45 million since 2017

•	Enhanced digital inclusion by:

o	Training more than 140,000 students in digital skills through Nigeria’s 3 Million Technical Talent (3MTT) initiative

o	Reaching 100,000 children through a literacy program in Côte d’Ivoire

o	Training over 9,500 students in STEM skills in Brazil, Nigeria, South Africa and Zambia

Governance

•	IHS South Africa achieved a Level 1 rating in its Broad-Based Black Economic Empowerment (B-BBEE) audit

•	Maintained our ISO 37001 Anti-Bribery Management System certification[2]

•	Scored 37 (out of 100) in the 2025 S&P Global Corporate Sustainability Assessment (CSA Score)[3]

•	Continued driving high standards of integrity throughout our supply chain; 7,861 supplier employees completed training in topics relating to our Supplier Code of Conduct

•	98% of employees, versus 96% in 2024, completed annual Anti-Bribery and Corruption training

For more information, please visit www.ihstowers.com/sustainability

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2 ISO 37001 Anti-Bribery Management System certification has been achieved in the UAE, UK and operating markets.

3 As of December 18, 2025.

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About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 37,000 towers across its seven markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Nigeria, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

Cautionary statements

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our business strategy, plans, market growth and our objectives our sustainability program and Carbon Reduction Roadmap.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to general macroeconomic conditions in the countries in which we operate; our inability to successfully execute our business strategy and operating plans, or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (Project Green); environmental liability; and the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, the information included in our 2025 Sustainability Report, including highlights provided in this press release, are subject to certain important disclaimers that should be read and considered in concert with such information.

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